

02050638

1-14574

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934



For the month of August, 2002.

Fairmont Hotels & Resorts Inc.
(Translation of Registrant's Name Into English)

Canadian Pacific Tower, Ste 1600,100 Wellington Street W., Toronto, Ontario M5K 1B7, Canada
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ____ Form 40-F _X_

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant:
Form S-8 No. 333-_13960___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRMONT HOTELS & RESORTS INC.
(Registrant)

Date: August 13, 2002



By: __________
Name: Terence P. Badour
Title: Senior Vice President, General Counsel and Secretary

Exhibits Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Exhibit No.	Description of Exhibits
1	Periodic Report for the quarter ended June 30, 2002
99.1	Certification of Chief Executive Officer pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code
99.2	Certification of Chief Financial Officer pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code

Exhibit 1



FAIRMONT HOTELS & RESORTS INC.

WE ARE PLEASED WITH OUR PERFORMANCE IN THE SECOND QUARTER OF 2002. OPERATING RESULTS SURPASSED EXPECTATIONS IN PARTICULAR DUE TO THE RECENTLY COMPLETED RENOVATION ACTIVITY AT SEVERAL PROPERTIES, NOTABLY THE TWO BERMUDA HOTELS.

In the second quarter, revenue per available room or RevPAR at The Fairmont Southampton Princess and The Fairmont Hamilton Princess increased 11.3% and 21.5%, respectively. On a comparable basis, which excludes hotels that were under major renovation during the quarter, RevPAR at our Fairmont managed hotels was down 7.4%. The decrease is primarily attributable to continuing average daily rate pressures.

The trend continues with our Canadian portfolio showing the best RevPAR performance followed by our international properties. The U.S. continues to post the weakest results.

The geographical diversity of FHR's hotel portfolio and a wide-ranging customer mix benefited operating results during the second quarter. Specifically, FHR's Canadian properties account for approximately half of our operating earnings and Canada has largely outperformed the rest of the North American lodging industry due to stronger economic performance in Canada and the general view that it is a safer travel destination. In addition, FHR's strength in the leisure segment, which represents about half of FHR's overall business, has helped mitigate the effect of continued weakness in corporate demand.

At the beginning of the second quarter we experienced strong demand, which weakened in June. There has, however, been a recovery in demand in July. Third quarter earnings are typically our strongest, however, it continues to be exceedingly difficult to predict earnings in this challenging business environment

We have already begun to reap the benefits of the significant renovations at some of our most important properties and look forward to growing returns from the capital invested. We remain focused on the U.S. for growth and will take advantage of our substantial financial capacity to add additional properties to our portfolio this year.



WILLIAM R. FATT
Chief Executive Officer
July 22, 2002

Fairmont
HOTELS & RESORTS

MANAGEMENT'S DISCUSSION AND ANALYSIS

This section should be read in conjunction with the unaudited consolidated financial statements and notes contained herein. The financial statements of Fairmont Hotels & Resorts Inc. ("FHR" or the "Corporation") are prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") and are presented in United States dollars unless otherwise indicated. All references in the management's discussion and analysis to financial information concerning FHR refers to such information in accordance with Canadian GAAP and all dollar amounts in this report are in United States dollars unless otherwise indicated. Management's discussion and analysis is based on the segmented information of FHR's operations found in note 7 of the financial statements.

REVIEW OF OPERATIONS

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
	2002	2001	2002	2001
REVENUES				
Hotel ownership operations	$ 133.4	$ 135.6	$ 257.2	$ 261.9
Management operations	9.1	9.7	15.4	17.5
Income from investments and other	7.7	7.2	4.3	7.6
	$ 150.2	$ 152.5	$ 276.9	$ 287.0
EXPENSES				
Hotel ownership operations	95.8	93.3	180.6	185.7
Management operations	4.3	4.2	8.6	7.1
Other	0.2	0.5	0.4	1.9
	100.3	98.0	189.6	194.7
Gains on land held for sale	3.3	9.9	4.0	9.9
EBITDA[1]	$ 53.2	$ 64.4	$ 91.3	$ 102.2

(1) EBITDA is defined as earnings before interest, taxes, amortization, other income and expenses and reorganization and corporate expenses. Management considers EBITDA to be a meaningful indicator of hotel operations, however, it is not a defined measure of operating performance under Canadian GAAP. FHR's calculation of EBITDA may be different than the calculation used by other entities.

FHR's financial results for the three-month and six-month periods ended June 30, 2001 contain substantial non-recurring items related to the reorganization of Canadian Pacific Limited ("CPL"), including the operating results of CPL's four discontinued businesses, reorganization expenses and CPL corporate expenses. CPL's reorganization became effective October 1, 2001. Given the inclusion of these non-recurring charges, prior period net income and earnings per share are not considered to be comparable with the current period.

REVIEW OF OPERATING RESULTS

Consolidated Results

FHR had revenues of $150.2 million in the second quarter of 2002 (2001 – $152.5 million) and $276.9 million in the six months ended June 30, 2002 (2001 – $287.0 million). The majority of this decline was caused by lower hotel ownership revenues during the first two months of 2002, reduced equity revenues from Legacy Hotels Real Estate Investment Trust ("Legacy") and a slight decline in third party management fee revenues. Management fee revenues comprised 6.1% of total revenues (2001 – 6.4%) and 5.6% (2001 – 6.1%) for the three-month and six-month periods ended June 30, 2002, respectively. These decreases relate mostly to lower occupancy rates and the year-over-year decline in value of the Canadian dollar versus the U.S. dollar. It is expected that management fees, as a percentage of total revenue, will increase throughout the remainder of 2002 as incentive fee thresholds are met.

EBITDA decreased to $53.2 million (2001 – $64.4 million) in the second quarter and was $91.3 million for the six-month period ending June 30, 2002 (2001 – $102.2 million). These declines relate primarily to higher gains on land held for sale in 2001. Hotel expenses were contained, however, additional costs associated with being a public company were incurred in 2002 that were not incurred in 2001. EBITDA margin, defined as EBITDA as a percentage of revenues, was 35.4% for the quarter (2001 – 42.2%) and 33.0% for the six-month period ended June 30, 2002 (2001 – 35.6%).

Comparable Operating Statistics

Comparable Hotels and Resorts are defined as properties that were fully open under FHR management for at least the entire current and prior periods. Given the strategic importance of the acquisition of The Fairmont Kea Lani Maui, it has been included in FHR's operating statistics on a proforma basis as if owned since January 1, 2001. Comparable Hotels and Resorts statistics exclude properties where major renovations have had a significant adverse effect on their primary operations. For the three-month and six-month periods ended June 30, 2002 versus the three-month and six-month periods ended June 30, 2001, The Fairmont Hamilton Princess, The Fairmont Southampton Princess and The Fairmont Pierre Marques have been excluded because of the impact of major renovations in 2001.

	THREE MONTHS ENDED JUNE 30			SIX MONTHS ENDED JUNE 30		
	2002	2001	VARIANCE	2002	2001	VARIANCE
FAIRMONT MANAGED HOTELS						
Worldwide						
RevPAR[1]	$ 109.67	$ 118.38	(7.4%)	$ 103.72	$ 113.63	(8.7%)
ADR[2]	161.48	172.21	(6.2%)	160.93	$ 172.64	(6.8%)
Occupancy	67.9%	68.7%	(0.8 points)	64.5%	65.8%	(1.3 points)
Canada						
RevPAR	$ 91.67	$ 91.33	0.4%	$ 78.84	$ 80.46	(2.0%)
ADR	127.86	130.85	(2.3%)	119.62	123.96	(3.5%)
Occupancy	71.7%	69.8%	1.9 points	65.9%	64.9%	1.0 points
U.S. and International						
RevPAR	$ 133.76	$ 155.97	(14.2%)	$ 137.01	$ 159.39	(14.0%)
ADR	212.79	231.83	(8.2%)	219.20	237.61	(7.7%)
Occupancy	62.9%	67.3%	(4.4 points)	62.5%	67.1%	(4.6 points)
DELTA MANAGED HOTELS						
Worldwide						
RevPAR	$ 59.12	$ 60.12	(1.7%)	$ 51.07	$ 54.88	(6.9%)
ADR	88.78	86.28	2.9%	83.60	83.68	(0.1%)
Occupancy	66.6%	69.7%	(3.1 points)	61.1%	65.6%	(4.5 points)
OWNED HOTELS						
Worldwide						
RevPAR	$ 104.02	$ 114.15	(8.9%)	$ 115.01	$ 124.89	(7.9%)
ADR	170.74	177.38	(3.7%)	183.55	189.78	(3.3%)
Occupancy	60.9%	64.4%	(3.5 points)	62.7%	65.8%	(3.1 points)
Canada						
RevPAR	$ 88.59	$ 93.27	(5.0%)	$ 85.91	$ 89.82	(4.3%)
ADR	137.59	138.59	(0.7%)	133.24	134.93	(1.3%)
Occupancy	64.4%	67.3%	(2.9 points)	64.5%	66.6%	(2.1 points)
U.S. and International						
RevPAR	$ 126.29	$ 144.38	(12.5%)	$ 157.02	$ 175.66	(10.6%)
ADR	225.85	240.29	(6.0%)	261.58	271.47	(3.6%)
Occupancy	55.9%	60.1%	(4.2 points)	60.0%	64.7%	(4.7 points)

1 - RevPAR is defined as revenue per available room.

2 - ADR is defined as average daily rate.

OWNERSHIP OPERATIONS

Hotel Ownership

Revenues from hotel ownership operations were $136.9 million in the second quarter of 2002 (2001 – $138.3 million) and $261.8 million for the six months ended June 30, 2002 (2001 – $267.5 million). In the second quarter, revenues from U.S. and International hotels were virtually unchanged versus 2001 and were up $1.6 million for the six-month period ended June 30, 2002 versus 2001. This increase is mainly due to the January 31, 2001 acquisition of The Fairmont Kea Lani Maui, and stronger results from The Fairmont Hamilton Princess and The Fairmont Southampton Princess, which were undergoing significant renovations during 2001.

Revenues at the Canadian properties were down 4.6% or $2.1 million for the second quarter and 6.7% or $5.7 million year-to-date versus 2001, mainly due to the sale of The Fairmont Empress and Fairmont Le Château Frontenac in February 2001. In addition, revenues were impacted by reduced travel demand due to one-time events such as the FIFA World Cup and the G8 Summit in Kananaskis, Alberta as well as a year-over-year decline in the value of the Canadian dollar.

RevPAR for Comparable Hotels and Resorts decreased 8.9% to $104.02 in the second quarter of 2002 (2001 – $114.15) and decreased 7.9% to $115.01 for the six months ended June 30, 2002 (2001 – $124.89). ADR declined to $170.74 (2001 – $177.38) during the second quarter while occupancy declined to 60.9% (2001 – 64.4%). For the period ended June 30, 2002, ADR decreased to $183.55 (2001 – $189.78), while occupancy declined to 62.7% (2001 – 65.8%). Of the $10.13 decline in RevPAR in the second quarter, approximately $0.71 was the result of currency fluctuations. In the second quarter, RevPAR at the Canadian hotels declined 5.0% to $88.59 (2001 – $93.27), while RevPAR at the U.S. and International hotels dropped 12.5% to $126.29 (2001 – $144.38).

Hotel ownership expenses were $99.8 million for the quarter (2001 – $98.0 million) and $189.2 million for the six-month period (2001 – $193.9 million). The increase in the quarter related to higher insurance and property tax costs and the additional costs associated with being a public company. For the six-month period ending June 30, 2002, decreased energy costs and non-recurring cost reductions helped reduce expenses versus 2001. Otherwise, the change in expenses related to the decrease in occupancy over 2001.

EBITDA from FHR's hotel ownership operations decreased to $37.1 million in the second quarter of 2002 (2001 – $40.3 million). For the six-month period ended June 30, 2002, EBITDA was $72.6 million (2001 – $73.6 million). EBITDA margin for the quarter was 27.1% (2001 – 29.1%) and 27.7% for the six-month period ended June 30, 2002 (2001 – 27.5%).

FHR's hotel ownership EBITDA also includes equity income of $1.2 million from investments in the second quarter (2001 – $0.5 million) and $0.2 million of equity income from investments in the six-month period (2001 – $0.6 million). The increase during the second quarter relates mainly to equity interest in The Fairmont Copley Plaza Boston, which was acquired in June 2001.

Legacy

Equity income generated by the investment in Legacy was $4.2 million for the quarter (2001 – $4.5 million). For the six-month period ended June 30, 2002, a $0.3 million equity loss was realized (2001 – equity income of $2.0 million).

Land Held For Sale

In June 2002, FHR disposed of another parcel of land in downtown Vancouver and recognized a gain on sale of $3.3 million. FHR received cash proceeds from this transaction of $8.0 million. For the six months ended June 30, 2002, FHR has recognized gains of $4.0 million on land held for sale (2001 – $9.9 million) and received proceeds of $20.3 million.

MANAGEMENT OPERATIONS

Fairmont

In the second quarter of 2002, revenues under management, defined as revenues generated by owned, managed and franchised hotels, decreased slightly to $347 million (2001 – $354 million). Revenues under management for the six-month period declined to $631 million (2001 – $656 million). These decreases relate almost exclusively to declines at U.S. city center hotels, the segment of the industry most affected by the events of 2001.

Fairmont earned fee revenues of $10.3 million in the second quarter of 2002 (2001 – $11.6 million) and $19.0 million in the six-month period ended June 30, 2002 (2001 – $20.4 million). Although base management fees have remained relatively constant, a reduction in incentive fees has resulted in a decline in management fee revenues for the three-month and six-month periods ended June 30, 2002. Management fee revenues are typically lower in the first half of the year since the incentive fee thresholds are generally not reached until later in the year.

For the Fairmont portfolio of Comparable Hotels and Resorts, RevPAR decreased to $109.67 in the second quarter (2001 – $118.38) and to $103.72 for the six-month period (2001 – $113.63). These declines were caused by decreases in ADR to $161.48 for the quarter (2001 – $172.21) and $160.93 year-to-date (2001 – $172.64). Occupancy also declined slightly to 67.9% for the quarter (2001 – 68.7%) and 64.5% for the six-month period (2001 – 65.8%). Of the $8.71 and $9.90 declines in RevPAR for the quarter and six-month period respectively, approximately $0.70 and $1.51 resulted from currency fluctuations.

Fairmont reported EBITDA of $6.7 million in the quarter (2001 – $8.2 million) and $11.9 million in the six-month period (2001 – $15.0 million). These declines are the result of reduced incentive fee revenues and additional marketing costs incurred during the first quarter in an effort to maintain the momentum of brand awareness during the economic slowdown. Otherwise, costs were relatively stable compared to 2001. EBITDA margin declined to 65.0% for the quarter (2001 – 70.2%) and to 62.3% for the six-month period (2001 – 73.3%).

Delta

Delta continued to provide growth during the second quarter. Management fee revenues were constant at $2.8 million in the second quarter of 2002 (2001 – $2.8 million) and $5.0 million in the six-month period (2001 – $5.3 million), notwithstanding decreased RevPAR during both periods. The changes relate almost exclusively to the decline in the value of the Canadian dollar versus the U.S. dollar. New management contracts at Delta Red Deer Hotel and Conference Centre in Red Deer, Alberta in January 2002 and at the Delta St. Eugene Mission Resort in Cranbrook, British Columbia, and the Delta Sun Peaks Resort, which are both scheduled to open in the fourth quarter of 2002, are expected to further increase management operations and growth of the Delta brand.

OTHER ITEMS

Amortization

Amortization for the quarter was $14.3 million (2001 – $12.6 million) and $28.0 million for the six-month period (2001 – $25.0 million). These increases were consistent with the growth of ownership operations and profit improving projects at the owned hotels.

Other Income and Expenses

Other income consisted primarily of the favorable settlement of previously accrued amounts related to the CPL reorganization.

Reorganization and Corporate Expenses

Corporate expenses incurred in 2001 were costs associated with the activities performed by the Corporation for all subsidiaries, including its current operations, prior to October 1, 2001. The majority of these corporate activities have since been eliminated.

Interest Expense, Net

Interest expense was $4.0 million for the quarter (2001 – $18.2 million) and $8.5 million for the six-month period (2001 – $34.9 million). The majority of the underlying debt was extinguished in late September 2001 as part of the corporate reorganization.

Income Tax Expense (Recovery)

Income tax expense for the quarter was $3.4 million (2001 – income tax recovery of $8.9 million) and $16.4 million for the six-month period (2001 – income tax recovery of $12.2 million). FHR's effective tax rate in the second quarter of 2002 was approximately 10% and is not reflective of the tax rate expected for the full year. A number of factors contributed to the lower tax rate including increased earnings from international hotels in non-taxable jurisdictions, a lower tax rate on Legacy earnings, one-time tax credits in certain international locations and the use of capital losses to offset gains on land held for sale. Management currently expects that FHR's 2002 effective tax rate will be slightly less than 30%.

Income From Discontinued Operations

Income from discontinued operations consisted of profits from the approximate 85% investment in PanCanadian Petroleum Limited, and the wholly owned subsidiaries, Canadian Pacific Railway Company, CP Ships Limited and Fording Inc. that were distributed to the shareholders of the Corporation on October 1, 2001.

Net Income and Earnings Per Share

Net income for the quarter was $28.9 million (2001 – $417.9 million), while income from continuing operations was $28.9 million (2001 – $26.1 million). For the six-month period, net income was $42.5 million (2001 – $729.3 million) and income from continuing operations was $42.5 million (2001 – $21.6 million). Basic earnings per share was $0.37 for the quarter (2001 – $5.26) and $0.54

for the six- month period (2001 – $9.20). Income from continuing operations per share was $0.37 for the quarter (2001 – $0.30) and $0.54 for the six-month period (2001 – $0.22).

LIQUIDITY AND CAPITAL RESOURCES

FHR generally utilizes cash from operations, debt facilities and equity financing to make equity investments, obtain or maintain long-term management contracts, make selective acquisitions of individual hotels or portfolios and to fund its share of hotel capital improvements and operating requirements. Cash and cash equivalents on hand at June 30, 2002 totaled $51.8 million, a decrease of $0.9 million from December 31, 2001.

Operating Activities

Cash generated by operating activities was $6.6 million for the quarter ended June 30, 2002 (2001 – $570.5 million) and $32.3 for the six-month period ended June 30, 2002 (2001 – $1,258.0 million). Excluding discontinued operations, cash used by operating activities in 2001 was $49.8 million and $61.8 million for the quarter and six-month period ended June 30, 2001, respectively. The increases in cash flow from continuing operations resulted primarily from a reduction in interest charges related to debt repayments made as part of the reorganization, the virtual elimination of CPL corporate expenses, as well as a reduction in working capital balances. Over the next several years, the majority of income tax expenses will not require cash outlays due to substantial Canadian income tax loss carry forwards available. Changes in working capital used $28.1 million in cash in the second quarter of 2002 (2001 – $44.4 million) and $36.2 million in cash during the six-month period ended June 30, 2002 (2001 – $46.8 million).

Accounts receivable increased $17.8 million over December 31, 2001 due to a 48.8% increase in hotel ownership revenues over the fourth quarter of 2001. The overall increase in receivables is lower than the increase in hotel ownership revenues due to a tightening in credit policies and a reduction in the length of the collection cycle. Accounts payable were relatively unchanged from December 31, 2001. During the second and third quarters, FHR typically generates substantial cash from operating activities and uses these funds to finance working capital and profit improving projects. Any short-term cash flow deficiencies that occur throughout the year are met by drawing on available bank lines.

Investing Activities

Expenditures on property and equipment were $30.2 million in the second quarter of 2002 (2001 – $31.6 million) and $64.7 million for the six-month period ended June 30, 2002 (2001 – $57.8 million). Year-to-date expenditures on profit improving capital expenditures at the owned hotels totaled $38.6 million, while $12.4 million was spent on infrastructure requirements necessary for the sale of undeveloped lands and $13.7 million was expended on other corporate assets.

Expenditures on profit improving projects in the first six months of 2002 included the following.

- Guestroom renovations continued throughout the second quarter at The Fairmont Chateau Lake Louise. Construction of the conference facility will begin in the third quarter now that all regulatory approvals have been received. FHR expects to spend approximately $5 million on this project throughout 2002.
- At The Fairmont Banff Springs, guestroom renovations were completed in June 2002. The construction of Fairmont Gold guestrooms is scheduled to start in the fall of 2002.
- Willow Stream – the Spa at The Fairmont Scottsdale Princess was completed in the early part of the year.
- Construction of Willow Stream – the Spa at The Fairmont Acapulco Princess will be completed in the third quarter of 2002.
- At The Fairmont Pierre Marques, guestroom renovations and refurbishment of the lobby were completed. Scheduling has not been finalized for renovations to the villas and pool area.
- In February 2002, The Fairmont Southampton Princess opened its new Willow Stream spa. Guestrooms were completed in April 2002.
- Renovations to the lobby and hotel entrance at The Fairmont Hamilton Princess were completed in May 2002.

Proceeds from the sale of investments and properties relate mainly to the sales of undeveloped land in downtown Vancouver. FHR's portion of the proceeds was $8.0 million in the quarter. To June 30, 2002, FHR has realized proceeds of $20.3 million on the sale of undeveloped land. Management expects that disposals of its undeveloped land in Toronto and Vancouver will continue over the next three to four years.

Financing Activities

FHR's consolidated net borrowing position of $242.2 million was up $24.2 million from December 31, 2001. During 2002, FHR borrowed $39.0 million on long-term bank lines and used the proceeds to repay $24.7 million of debt, to fund capital expenditures and to finance working capital requirements.

In October 2001, FHR obtained regulatory approval to purchase for cancellation up to approximately 7.9 million or 10% of its common shares, within a 12-month period ending October 3, 2002. During the six months ended June 30, 2002, FHR purchased 46,800 shares at an average price of Cdn$39.29. Since October 2001, FHR has purchased a total of 606,600 shares under this program for total consideration of $11.1 million.

LABOR RELATIONS

In the second quarter, new labor contracts were successfully settled at The Fairmont Hotel Vancouver, Fairmont Château Laurier, The Fairmont Acapulco Princess, The Fairmont Pierre Marques and the Delta Halifax. In early July, contract settlements were reached at The Fairmont Royal York and The Fairmont Hotel Newfoundland. Labor negotiations continue at Fairmont The Queen Elizabeth, The Fairmont Empress, The Fairmont Chicago and six Delta properties. Although it is not possible to predict the outcome of negotiations, management is hopeful that reasonable settlements will be reached.

OUTLOOK

At the beginning of the second quarter FHR experienced strong demand which then weakened in June. There has, however, been a recovery in July. Third quarter earnings are typically the strongest for the Corporation, however, it continues to be exceedingly difficult to predict earnings in this challenging business environment. Management maintains full-year 2002 EBITDA guidance of $190 - $200 million, which anticipates a modest improvement in business conditions through the latter half of 2002.

As a result of reduced tax expense in the second quarter, FHR expects its effective tax rate for the year to be slightly less than 30% rather than the previously estimated 35%. Consequently, EPS guidance has been increased to a range of $1.07 – $1.10 from the earlier guidance of approximately $1.00.

For the third quarter of 2002, FHR anticipates EBITDA of $70 – $75 million and EPS of $0.45 – $0.50, however investors are cautioned that quarterly performance tends to be more difficult to predict.

FHR will continue to seek new opportunities to expand its management operations, in addition to investing in its owned assets and pursuing acquisition opportunities that are consistent in quality and customer base with its current portfolio. On July 12, 2002, FHR secured a long-term management contract at the Sheraton Suites Calgary Eau Claire following Legacy's acquisition of the hotel. As well, FHR will focus on incremental investments such as spas, golf courses and retail opportunities in an effort to achieve additional growth through extensions of its core businesses.

FORWARD-LOOKING STATEMENT

This document contains certain forward-looking statements relating, but not limited to, FHR's operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. FHR disclaims any responsibility to update any such forward-looking statements.

CONSOLIDATED BALANCE SHEETS

(STATED IN MILLIONS OF U.S. DOLLARS) (UNAUDITED)

	JUNE 30 2002	DECEMBER 31 2001
ASSETS		
Current assets		
Cash and cash equivalents	$ 51.8	$ 52.7
Accounts receivable	66.0	48.2
Materials and supplies	12.8	11.6
Other	19.6	8.8
	150.2	121.3
Investments in partnerships and corporations	88.4	87.7
Investment in Legacy Hotels Real Estate Investment Trust	63.3	56.4
Property and equipment	1,402.0	1,354.0
Goodwill	108.2	106.0
Intangible assets	107.4	105.7
Other assets and deferred charges	54.1	46.2
	$ 1,973.6	$ 1,877.3
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 118.7	$ 118.4
Income taxes payable	–	2.1
Dividends payable	1.6	1.6
Current portion of long-term debt	3.1	25.5
	123.4	147.6
Other liabilities	72.6	65.1
Long-term debt	290.9	245.2
Future income taxes	66.9	64.1
Non-controlling interest	51.4	49.9
	605.2	571.9
Shareholders' equity (NOTE 8)	1,368.4	1,305.4
	$ 1,973.6	$ 1,877.3

CONSOLIDATED STATEMENTS OF INCOME

FOR THE PERIODS ENDED JUNE 30

(STATED IN MILLIONS OF U.S. DOLLARS EXCEPT PER SHARE AMOUNTS) (UNAUDITED)

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
	2002	2001	2002	2001
REVENUES				
Hotel ownership operations	$ 133.4	$ 135.6	$ 257.2	$ 261.9
Management operations	9.1	9.7	15.4	17.5
Income from investments and other	7.7	7.2	4.3	7.6
	150.2	152.5	276.9	287.0
EXPENSES				
Hotel ownership operations	95.8	93.3	180.6	185.7
Management operations	4.3	4.2	8.6	7.1
Other	0.2	0.5	0.4	1.9
	100.3	98.0	189.6	194.7
Gains on land held for sale	3.3	9.9	4.0	9.9
Operating income before undernoted items	53.2	64.4	91.3	102.2
Amortization	14.3	12.6	28.0	25.0
Other (income) and expense (NOTE 4)	–	12.1	(6.9)	14.3
Reorganization and corporate expenses (NOTE 5)	1.5	2.7	1.3	15.5
Interest expense, net	4.0	18.2	8.5	34.9
Income before income tax expense, non-controlling interest, goodwill charges and discontinued operations	33.4	18.8	60.4	12.5
Income tax expense (recovery)				
Current	3.7	12.7	7.9	16.5
Future	(0.3)	(21.6)	8.5	(28.7)
	3.4	(8.9)	16.4	(12.2)
Non-controlling interest	1.1	0.9	1.5	1.8
Income before goodwill charges and discontinued operations	28.9	26.8	42.5	22.9
Goodwill charges	–	0.9	–	1.6
Taxes thereon	–	(0.2)	–	(0.3)
	–	0.7	–	1.3
Income from continuing operations	28.9	26.1	42.5	21.6
Income from discontinued operations (NOTE 1)	–	391.8	–	707.7
Net income	28.9	417.9	42.5	729.3
Preferred share dividends	–	(2.1)	–	(4.1)
Net income available to common shareholders	$ 28.9	$ 415.8	$ 42.5	$ 725.2
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (IN MILLIONS) (NOTE 8)				
Basic	78.6	79.0	78.6	78.8
Diluted	80.2	79.3	80.0	79.1
BASIC EARNINGS PER COMMON SHARE				
Income from continuing operations	$ 0.37	$ 0.30	$ 0.54	$ 0.22
Discontinued operations	$ –	$ 4.96	$ –	$ 8.98
Net income	$ 0.37	$ 5.26	$ 0.54	$ 9.20
DILUTED EARNINGS PER COMMON SHARE				
Income from continuing operations	$ 0.36	$ 0.30	$ 0.53	$ 0.22
Discontinued operations	$ –	$ 4.94	$ –	$ 8.95
Net income	$ 0.36	$ 5.24	$ 0.53	$ 9.17

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

FOR THE PERIODS ENDED JUNE 30

(STATED IN MILLIONS OF U.S. DOLLARS) (UNAUDITED)

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
	2002	2001	2002	2001
RETAINED EARNINGS (DEFICIT) – BEGINNING OF PERIOD AS PREVIOUSLY REPORTED	$ (6.0)	$ 4,898.3	$ (19.6)	$ 4,745.2
Effect of change in accounting for foreign exchange on long-term debt (NOTE 2)	–	–	–	(127.2)
As restated	(6.0)	4,898.3	(19.6)	4,618.0
Net income	28.9	417.9	42.5	729.3
	22.9	5,316.2	22.9	5,347.3
Dividends on common shares	(1.6)	(29.2)	(1.6)	(58.3)
Dividends on preferred shares	–	(2.1)	–	(4.1)
RETAINED EARNINGS – END OF PERIOD	$ 21.3	$ 5,284.9	$ 21.3	$ 5,284.9

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED JUNE 30
(STATED IN MILLIONS OF U.S. DOLLARS) (UNAUDITED)

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
	2002	2001	2002	2001
Cash provided by (used in)				
OPERATING ACTIVITIES				
Income from continuing operations	$ 28.9	$ 26.1	$ 42.5	$ 21.6
Items not affecting cash				
Amortization and goodwill charges	14.3	13.5	28.0	26.6
Income from investments and other	(7.7)	(7.2)	(4.3)	(7.6)
Gains on land held for sale	(3.3)	(9.9)	(4.0)	(9.9)
Gain on sale of Legacy Real Estate Investment Trust units	–	(31.1)	–	(31.1)
Future income taxes	(0.3)	(21.8)	8.5	(29.0)
Distributions from investments	5.1	5.6	5.1	5.6
Non-controlling interest	1.1	0.9	1.5	1.8
Write-off of capital and other assets	–	38.8	–	38.8
Other	(3.4)	(20.3)	(8.8)	(31.8)
Changes in non-cash working capital items (NOTE 6)	(28.1)	(44.4)	(36.2)	(46.8)
Discontinued operations	–	620.3	–	1,319.8
	6.6	570.5	32.3	1,258.0
INVESTING ACTIVITIES				
Investment in hotel partnerships and corporations	(3.0)	(1.7)	(3.0)	(1.7)
Sale of investments and properties	8.0	13.5	20.3	128.5
Additions to property and equipment	(30.2)	(31.6)	(64.7)	(57.8)
Proceeds from sale of units in Legacy Hotels Real Estate Investment Trust	–	53.5	–	53.5
Acquisitions	–	–	–	(234.6)
Discontinued operations	–	(517.1)	–	(814.9)
	(25.2)	(483.4)	(47.4)	(927.0)
FINANCING ACTIVITIES				
Issuance of commercial paper	–	–	–	61.5
Repayment of commercial paper	–	(142.5)	–	(142.5)
Issuance of long-term debt	–	(0.3)	39.0	–
Repayment of long-term debt	(1.3)	(191.3)	(24.7)	(194.1)
Issuance of common shares	0.1	14.9	0.5	48.0
Repurchase of common shares	(0.5)	–	(1.2)	–
Dividends	–	(31.1)	(1.6)	(62.1)
Other	–	2.5	–	–
Discontinued operations	–	226.9	–	158.3
	(1.7)	(120.9)	12.0	(130.9)
Translation adjustments	3.6	–	2.2	–
Increase (decrease) in cash	(16.7)	(33.8)	(0.9)	200.1
Cash – beginning of period	68.5	651.2	52.7	417.3
Cash – end of period	$ 51.8	$ 617.4	$ 51.8	$ 617.4
REPRESENTED BY				
Cash and cash equivalents	51.8	656.5	51.8	656.5
Bank overdraft	–	(39.1)	–	(39.1)
	$ 51.8	$ 617.4	$ 51.8	$ 617.4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2002 AND 2001

(STATED IN MILLIONS OF U.S. DOLLARS) (UNAUDITED)

NOTE 1

Effective October 1, 2001, Canadian Pacific Limited ("CPL") completed a major reorganization which divided CPL into five separate public companies – Canadian Pacific Railway Limited, CP Ships Limited, PanCanadian Energy Corporation and Fording Inc., while retaining its investment in Canadian Pacific Hotels & Resorts Inc. ("CPH&R").

Pursuant to the plan of arrangement approved by the shareholders and by the court, (the "Arrangement"), CPL distributed its approximate 85% investment in PanCanadian Petroleum Limited and its wholly owned subsidiaries, Canadian Pacific Railway Company, CP Ships Limited and Fording Inc. to its common shareholders. This distribution was recorded at the carrying value of the net investment in each subsidiary. CPL retained its wholly owned subsidiary, CPH&R, and CPL has changed its name to Fairmont Hotels & Resorts Inc. ("FHR").

Results from the four operating businesses that were distributed have been included in discontinued operations in the consolidated statement of income and consolidated statement of cash flow at June 30, 2001.

On October 1, 2001, the issued and outstanding common shares of FHR were consolidated on the basis of one new common share for four old common shares. All share numbers, including earnings per share figures, reflect the effect of the share consolidation applied retroactively.

NOTE 2

These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2001 presented in the annual report. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2001 audited consolidated financial statements, except as discussed below.

Foreign currency translation

Effective January 1, 2002, FHR adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to accounting for foreign currency gains and losses. This standard requires that unrealized exchange gains and losses related to monetary foreign currency assets and liabilities be recognized in income immediately. The requirements of this statement were applied retroactively with restatement of prior periods and did not have an impact on continuing operations. The impact on income from discontinued operations for the six months ended June 30, 2001 was ($3.2) ($36.7 for the three months ended June 30, 2001).

Goodwill and intangible assets

On January 1, 2002, FHR adopted the new recommendations of the CICA with respect to goodwill and other intangible assets. Under the new recommendations, goodwill and intangible assets with indefinite lives, including that relating to investments accounted for under the equity method, are no longer amortized, but are subject to impairment tests on at least an annual basis. Any impairment of goodwill or other intangible assets is expensed in the period of impairment. Other intangible assets with definite lives will continue to be amortized over their estimated useful lives and are also tested for impairment. The recommendations of this new policy were applied prospectively.

FHR has completed its impairment testing on the balance of goodwill and intangible assets with indefinite lives as at January 1, 2002. As a result of this testing, no impairment losses are required. Brand name is deemed to have an indefinite life since it is expected to generate cash flows indefinitely. Upon adoption of these recommendations, it was determined that no reclassifications of goodwill and intangible assets were required under CICA recommendations on business combinations.

A reconciliation of previously reported net income, earnings per share and diluted earnings per share to the amounts adjusted for the exclusion of goodwill and brand name amortization is as follows:

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
	2002	2001	2002	2001
Reported net income	$ 28.9	$ 417.9	$ 42.5	$ 729.3
Goodwill amortization	–	0.7	–	1.3
Brand name amortization	–	0.2	–	0.5
Adjusted net income	$ 28.9	$ 418.8	$ 42.5	$ 731.1
Basic earnings per share				
Reported net income	$ 0.37	$ 5.26	$ 0.54	$ 9.20
Goodwill amortization	–	0.01	–	0.02
Brand name amortization	–	–	–	0.01
Adjusted net income	$ 0.37	$ 5.27	$ 0.54	$ 9.23
Diluted earnings per share				
Reported net income	$ 0.36	$ 5.24	$ 0.53	$ 9.17
Goodwill amortization	–	0.01	–	0.02
Brand name amortization	–	–	–	0.01
Adjusted net income	$ 0.36	$ 5.25	$ 0.53	$ 9.20

Stock-based compensation

FHR accounts for grants under its Key Employee Stock Option Plan ("KESOP") and Directors' Stock Option Plan using the intrinsic value method of accounting for stock-based compensation costs. Under the CICA recommendations on stock-based compensation plans, FHR will be providing proforma net income and proforma earnings per share, as if the fair value based accounting method had been used to account for stock-based compensation for any options granted after January 1, 2002. (See note 8)

NOTE 3

Results for the six months ended June 30, 2002 are not necessarily indicative of the results that may be expected for the full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations.

NOTE 4

Other (income) and expense

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
	2002	2001	2002	2001
Brand technology development costs	$ –	$ 22.4	$ –	$ 22.4
Write-off of deferred development charges, leasehold improvements and equity investment	–	7.2	–	7.2
Write-off of management contracts	–	5.8	–	5.8
Other	–	7.8	(6.9)	10.0
	–	43.2	(6.9)	45.4
Gain on sale of Legacy units	–	(31.1)	–	(31.1)
Other income	–	–	–	–
	$ –	$ 12.1	$ (6.9)	$ 14.3

NOTE 5

Corporate expenses for 2001 were costs associated with the corporate activities performed by CPL for its subsidiaries, including CPH&R, prior to October 1, 2001. The majority of these corporate activities have been eliminated subsequent to October 1, 2001.

NOTE 6

Changes in non-cash working capital

	Three months ended June 30 2002	Three months ended June 30 2001	Six months ended June 30 2002	Six months ended June 30 2001
Decrease (increase) in current assets				
Accounts receivable	$ (12.0)	$ (9.5)	$ (17.8)	$ (16.2)
Materials and supplies	(1.5)	(0.3)	(1.2)	(1.4)
Other	(8.1)	(6.6)	(10.8)	0.7
Increase (decrease) in current liabilities				
Accounts payable and accrued liabilities	(5.2)	(21.4)	0.3	(15.5)
Income taxes payable	(1.5)	(6.6)	(2.1)	(5.7)
	(28.3)	(44.4)	(31.6)	(38.1)
Adjustments for disposals and acquisitions	0.2	–	(4.6)	(8.7)
	$ (28.1)	$ (44.4)	$ (36.2)	$ (46.8)

NOTE 7

Segmented Information

The continuing operations of FHR have five reportable operating segments in two core business activities, ownership and management operations. The segments are Hotel Ownership, Investment in Legacy Hotels Real Estate Investment Trust ("Legacy"), Land Held for Sale, Fairmont Hotels Inc. ("Fairmont") and Delta Hotels Limited ("Delta"). Hotel ownership consists of real estate interests ranging from approximately 20% to 100% in 21 properties. The investment in Legacy consists of an approximate 35% equity interest in Legacy, which owns 22 hotels and resorts across Canada. Land held for sale consists primarily of two large undeveloped land blocks in Toronto and Vancouver. Fairmont is a luxury hotel management company and Delta is a Canadian first class hotel management company.

The performance of all segments is evaluated primarily on operating income before amortization, other income and expense, reorganization and corporate expenses, interest and income taxes ("EBITDA"). Amortization, other income and expenses, reorganization and corporate expenses and goodwill charges are not allocated to the individual segments. All transactions among operating segments are done at fair market value.

The following tables present revenues, EBITDA, total assets and capital expenditures for FHR's reportable segments:

Three months ended June 30, 2002

	Ownership: Hotel ownership	Ownership: Legacy	Ownership: Land held for sale [a]	Management: Fairmont	Management: Delta	Inter-segment elimination and other [b]	Total
Revenues	$ 136.9	$ 4.2	$ 3.3	$ 10.3	$ 2.8	$ (7.3)	$ 150.2
EBITDA	37.1	4.2	3.1	6.7	2.1	–	53.2
Total assets	1,732.7	63.3	93.6	198.4	74.1	(188.5)	1,973.6
Capital expenditures	19.8	–	9.1	1.3	–	–	30.2

Three months ended June 30, 2001

	Ownership: Hotel ownership	Ownership: Legacy	Ownership: Land held for sale [a]	Management: Fairmont	Management: Delta	Inter-segment elimination and other [b]	Total
Revenues	$ 138.3	$ 4.5	$ 9.9	$ 11.6	$ 2.8	$ (14.6)	$ 152.5
EBITDA	40.3	4.5	9.4	8.2	2.0	–	64.4
Total assets [c]	1,461.7	59.3	104.2	166.0	72.4	405.1	2,268.7
Capital expenditures	25.9	–	3.1	2.3	0.3	–	31.6

Six months ended June 30, 2002

	Ownership: Hotel ownership	Ownership: Legacy	Ownership: Land held for sale [a]	Management: Fairmont	Management: Delta	Inter-segment elimination and other [b]	Total
Revenues	$ 261.8	$ (0.3)	$ 4.0	$ 19.0	$ 5.0	$ (12.6)	$ 276.9
EBITDA	72.6	(0.3)	3.6	11.9	3.5	–	91.3
Total assets	1,732.7	63.3	93.6	198.4	74.1	(188.5)	1,973.6
Capital expenditures	49.7	–	12.4	2.6	–	–	64.7

SIX MONTHS ENDED JUNE 30, 2001

	OWNERSHIP			MANAGEMENT		INTER-SEGMENT	
	HOTEL OWNERSHIP	LEGACY	LAND HELD FOR SALE [a]	FAIRMONT	DELTA	ELIMINATION AND OTHER [b]	TOTAL
Revenues	$ 267.5	$ 2.0	$ 9.9	$ 20.4	$ 5.3	$ (18.1)	$ 287.0
EBITDA	73.6	2.0	8.0	15.0	3.6	–	102.2
Total assets [c]	1,461.7	59.3	104.2	166.0	72.4	405.1	2,268.7
Capital expenditures	50.3	–	4.5	2.3	0.7	–	57.8

(a) Revenues represent gains on disposal of land held for sale.

(b) Revenues represent management fees that are charged by Fairmont and Delta to the hotel ownership operations, which are eliminated on consolidation and the elimination of revenues on land held for sale. Total assets represent corporate assets net of elimination of intersegment loans.

(c) Total assets exclude the assets of discontinued operations.

NOTE 8

Shareholders' Equity

	JUNE 30 2002	DECEMBER 31 2001
Common shares	$ 1,162.1	$ 1,162.4
Contributed surplus	141.9	142.4
Foreign currency translation adjustments	43.1	20.2
Retained deficit	21.3	(19.6)
	$ 1,368.4	$ 1,305.4

The diluted weighted-average number of common shares outstanding is calculated as follows:

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
(in millions)	2002	2001	2002	2001
Weighted-average number of common shares outstanding – basic	78.6	79.0	78.6	78.8
Stock options	1.6	0.3	1.4	0.3
Weighted-average number of common shares outstanding – diluted	80.2	79.3	80.0	79.1

In October 2001, the Company announced a program to repurchase in a 12-month period, up to 10% of its outstanding shares. For the six months ended June 30, 2002, FHR had repurchased 46,800 shares (18,000 shares for the second quarter) for total consideration of $1.2 ($0.5 for the second quarter). During the six months ended June 30, 2002, FHR issued 54,442 shares (19,551 shares for the second quarter) pursuant to KESOP for total proceeds of $0.5 ($0.1 for the second quarter). At June 30, 2002, 78,624,010 common shares were outstanding (2001 – 79,085,702).

During the three months ended June 30, 2002, 40,000 stock options were granted with an average strike price of $31.47. All of these stock options were granted to directors pursuant to the stock option plan resolution as described in the Arrangement circular of CPL dated August 3, 2001 and approved at the September 26, 2001 Special Meeting of Shareholders. Options issued under the Directors' Stock Option Plan vest immediately, unlike the options granted in 2001 under the Key Employee Stock Option Plan, which vest over a four-year period.

Assuming FHR elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted after January 1, 2002, net income and basic and diluted earnings per share would have been:

	THREE MONTHS ENDED JUNE 30	SIX MONTHS ENDED JUNE 30
	2002	2002
Reported net income	$ 28.9 million	$ 42.5 million
Net income assuming fair value method used	$ 28.5 million	$ 42.1 million
Assuming fair value method used		
Basic earnings per share	$ 0.36	$ 0.54
Diluted earnings per share	$ 0.36	$ 0.53

In calculating net income and basic and diluted earnings per share, stock options issued prior to January 1, 2002 have been excluded from the fair value-based accounting method.

The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected dividend yield	0.2%
Expected volatility	32.0%
Risk-free interest rate	4.24%
Expected option life in years	4.0

NOTE 9

In July 2002, a subsidiary of Kingdom Hotels (USA), Ltd. ("Kingdom"), an affiliate of a Trust created by Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud, signed an agreement to exchange its 16.5% interest in Fairmont, the Fairmont management company, for shares of the public company FHR. As a result of this transaction, Kingdom will acquire approximately 4% of FHR's outstanding shares through the issuance of not more than 3,450,000 shares and not less than 2,875,000 shares, depending on certain future events. Upon the closing of this transaction, which is expected to take place in the third quarter following regulatory approval, FHR will increase its interest in Fairmont from 67% to 83.5%.

NOTE 10

Certain of the prior period figures have been reclassified to conform with the presentation adopted for 2002.

CORPORATE INFORMATION

CORPORATE OFFICE
Canadian Pacific Tower
100 Wellington Street West
Suite 1600
TD Centre, P.O. Box 40
Toronto, Ontario M5K 1B7

INVESTOR RELATIONS
Emma Thompson
Executive Director Investor Relations
Toll: 866.627.0642
Fax: 416.874.2761
Email: investor@fairmont.com
Website: www.fairmont.com

STOCK TRADING
Toronto Stock Exchange: FHR
New York Stock Exchange: FHR

HOTEL RESERVATIONS
Fairmont Hotels & Resorts
Toll: 800.441.1414

Delta Hotels
Toll: 800.268.1133

TRANSFER AGENT AND REGISTRAR
Computershare Trust Company of Canada
1500 University Street
Suite 700
Montreal, Quebec H3A 3S8
Toll: 800.332.0095
Tel: 514.982.7800


Fairmont
HOTELS & RESORTS

Exhibit 99.1

Certification Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code

I, **William R. Fatt**, the chief executive officer of Fairmont Hotels & Resorts Inc. (the "Corporation"), certify that (i) the report on Form 6-K for the month of August, 2002 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.



William R. Fatt
Chief Executive Officer

August 13, 2002

Exhibit 99.2

Certification Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code

I, **M. Jerry Patava**, the chief financial officer of Fairmont Hotels & Resorts Inc. (the "Corporation"), certify that (i) the report on Form 6-K for the month of August, 2002 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.



M. Jerry Patava
Chief Financial Officer

August 13, 2002